Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

	Nine Months Ended September 30, 2006	Year Ended December 31,
(Dollar amounts in millions, except ratios)		2005	2004	2003	2002	2001
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,009	$1,130	$948	$771	$717	$576
Capitalized interest	(15)	(11)	(7)	(9)	(9)	(17)
Depreciation of capitalized interest	10	14	13	12	12	11
Dividends from less than 50%-owned companies carried at equity	8	17	11	19	9	5

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,012	$1,150	$965	$793	$729	$575

Fixed charges:
Interest on long-term and short-term debt	$117	$163	$155	$151	$206	$224
Capitalized interest	15	11	7	9	9	17
Rental expenses representative of an interest factor	25	32	29	31	32	37
Preferred stock dividend requirements of consolidated subsidiaries	—	—	1	—	1	2

Total fixed charges	$157	206	192	191	248	280
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	(1)	—	(1)	(2)

Total fixed charges less preferred stock dividends	$157	$206	$191	$191	$247	$278

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges and preferred stock dividend requirements of consolidated subsidiaries	$1,169	$1,356	$1,157	$984	$977	$855
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	(1)	—	(1)	(2)

Total earnings less preferred stock dividends	$1,169	$1,356	$1,156	$984	$976	$853

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.4	6.6	6.0	5.2	3.9	3.1

RATIO OF EARNINGS TO FIXED CHARGES	7.4	6.6	6.1	5.2	3.9	3.1